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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                   AMENDMENT 1
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          MultiMedia Access Corporation
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)

                                   625444 10 4
                                 (CUSIP Number)


                     Glenn A. Norem, Chief Executive Officer
                2665 Villa Creek, Suite 200, Dallas, Texas 75234
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                     9/28/97
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- ---------------------------                        ----------------------------
CUSIP NO.    625444 10 4                           PAGE   2   OF    5     PAGES
          ----------------                              -----    --------
- ---------------------------                        ----------------------------

- --------------------------------------------------------------------------------
     1    NAME OF REPORTING  PERSON S.S. OR I.R.S.  IDENTIFICATION  NO. OF ABOVE
          PERSON

          M. Douglas Adkins
- --------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)[ ]
                                                                      (b)[ ]

- --------------------------------------------------------------------------------
     3    SEC USE ONLY


- --------------------------------------------------------------------------------
     4    SOURCE OF FUNDS*

                  PF
- --------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) / /

- --------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
- --------------------------------------------------------------------------------

                              7     SOLE VOTING POWER
        NUMBER OF
         SHARES                          792,921
      BENEFICIALLY       -------------------------------------------------------
        OWNED BY              8     SHARED VOTING POWER
          EACH
        REPORTING                         0
         PERSON          -------------------------------------------------------
          WITH                9     SOLE DISPOSITIVE POWER

                                         792,921
                         -------------------------------------------------------
                             10     SHARED DISPOSITIVE POSER

                                          0

- --------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  792,921
- --------------------------------------------------------------------------------

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]


- --------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.1%
- --------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON*

                  IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

Title of the class of equity securities: MMAC Common stock.

Address of Issuer: MultiMedia Access Corporation, 2665 Villa Creek, Suite 200, Dallas, Texas 75234

ITEM 2.  IDENTITY AND BACKGROUND

          (a)  Name: M. Douglas Adkins

          (b) Residence or business address: 1601 Elm Street, # 3000, Dallas, Texas 75201

          (c) Present principal occupation or employment: Attorney, Gardere & Wynne

          (d)  No

          (e)  No

          (f)  U.S.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Adkins acquired 36,364 shares of Common Stock of the Company in a private placement in March of 1994. Mr. Adkins acquired an additional 72,750 shares in private purchases from three founders of the Company in April 1995. In addition, Mr. Adkins acquired 143,257 shares of Common Stock in a private placement dated December 1995. These shares were acquired with the personal funds of Mr. Adkins.

     Mr. Adkins also acquired 77,982 shares of Common Stock and 77,982 redeemable common stock purchase warrants upon the conversion of $358,720 aggregate amount of Convertible Debt and interest accrued thereon at the initial public offering price in February 1997. Mr. Adkins also acquired 38,043 shares of Common Stock and 38,043 redeemable common stock purchase warrants upon the conversion of $175,000 principal amount of Convertible Bridge Debt at the initial public offering price in February 1997.

     Mr. Adkins holds warrants to purchase an additional 390,500 shares of Common Stock of the Company at prices ranging from $1.00 per share to $3.00 per share. Mr. Adkins was granted these warrants as an incentive to enter into various financing transactions with the Company.

ITEM 4.  PURPOSE OF TRANSACTION

     Mr. Adkins acquired the Common Stock and Warrants as a personal investment and in connection with various financing transactions with the Company.

         (a) As stated above, Common Stock underlying warrants to purchase an aggregate of 506,525 shares of Common Stock are included in Mr. Adkins' beneficial holdings.

         (b)      No plans                  (g)      No changes

         (c)      No plans                  (h)      No plans

         (d)      No plans                  (i)      None

         (e)      No plans                  (j)      None

         (f)      No plans


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) Mr. Adkins beneficially owns 792,921 shares of Common Stock, or 10.0% of the outstanding Common Stock of the Company.

          (b) Mr. Adkins has the sole power to vote 309,396 shares of Common Stock of the Company, or 3.9% of the Common Stock of the Company. Assuming the exercise of all warrants exercisable on or before June 15, 1997, he holds sole voting power over 792,921 shares of Common Stock, or 9.1% of the Common Stock of the Company.

          (c) During the last sixty days, Mr. Adkins has sold 59,000 shares of Common Stock of the Company and 6,000 redeemable Common Stock purchase warrants of the Company.

          (d)  No such person exists.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  None.


                                   SIGNATURES
                               -----------------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.



                                                     BY:/s/ M. Douglas Adkins
                                                        ------------------------
                                                        M. Douglas Adkins